UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-23248
CUSIP NUMBER
82661L101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sigmatron International, Inc.

Full Name of Registrant

Former Name if Applicable

2201 Landmeier Road

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sigmatron International, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2020 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company requires additional time to appropriately review the proper accounting treatment of the Payment Protection Program (PPP) loan the Company received under the recently enacted CARES Act. In light of the complexity and limited guidance with respect to the relevant accounting standards that may be applicable in this context, the Company is continuing to finalize the accounting treatment and prepare financial statements and notes reflecting this treatment.

The Company expects to file the Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gary R. Fairhead	847	956-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV (3) Explanation

The Company believes that its results of operations for the fiscal year ended April 30, 2020 will reflect an adverse change compared with the Company’s results of operations for the fiscal year ended April 30, 2019, primarily related to the events that led to, and the impact of, the COVID-19 pandemic.

The COVID-19 pandemic, including manufacturing shutdowns and other steps taken by governmental authorities in response to the pandemic, had a significant impact on the Company’s businesses. The Company is expected to report a pre-tax loss of approximately $172,000 for the fourth quarter of fiscal year 2020 compared to a pre-tax profit of $1,788,996 for the same quarter in the prior fiscal year and a pre-tax profit of approximately $1,090,000 for fiscal year 2020 compared to a pre-tax profit of $866,301 in fiscal year 2019.

Net sales decreased approximately 3.0% to approximately $280,000,000 in fiscal year 2020 from $290,553,951 in the prior year. The Company’s sales decreased in fiscal year 2020 in consumer electronics and industrial electronics compared to the prior year. The decrease in sales dollars for these marketplaces was partially offset by an increase in sales dollars in the medical/life science marketplace. In the fourth quarter of fiscal 2020, sales were negatively impacted by the COVID-19 pandemic due to temporary closings of several of the Company’s manufacturing operations as required by governmental orders.

Gross profit decreased to approximately $25,100,000, or approximately 9.0% of net sales, in fiscal year 2020 compared to $26,341,769 or 9.1% of net sales, in the prior fiscal year. The decrease in gross profit dollars for fiscal year 2020 was primarily the result of decreased sales.

Selling and administrative expenses decreased in fiscal year 2020 to approximately $22,300,000, or approximately 8.0% of net sales compared to $23,263,117, or 8.0% of net sales, in fiscal year 2019. The decrease in selling and administrative dollars was attributable to sales salaries, bad debt expense, financing fees and other professional fees. The decrease in the foregoing selling and administrative expenses were partially offset by an increase in legal fees, bonus expense and other general administrative expenses. Selling and administrative expenses decreased as a percent of net sales due to a decrease in total selling and administrative dollars in fiscal year 2020 compared to the prior year.

Interest expense, net, decreased to approximately $1,840,000 in fiscal year 2020 compared to $2,413,297 in fiscal year 2019. Interest expense decreased primarily due to the decreased borrowings under the Company’s banking arrangements and mortgage obligations.

These figures represent the Company’s preliminary estimates of certain financial results for the fiscal year ended April 30, 2020 based on currently available information. The Company has not yet finalized its consolidated financial statement results for this period. The Company’s actual results remain subject to the completion of its year-end closing process, which includes final review by management and the Company’s board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material.

The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed or compiled such preliminary estimates of the Company’s results. Accordingly, BDO USA LLP expresses no opinion or any other form of assurance with respect thereto.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its review of its financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 10-K will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Sigmatron International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 30, 2020	By	/s/ Gary R. Fairhead
Name: Gary R. Fairhead
Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).